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CERTIFICATE OF QUALIFIED PERSON

I, Guy Dishaw, P.Geo., as an author of this report entitled “Technical Report – Updated Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco” with an effective date of September 9, 2026 prepared for Aya Gold & Silver Inc., do hereby certify that:
1.I am a Principal Consultant (Mining Geology) of SRK Consulting (UK) Limited, 5th Floor, Churchill House, 17 Churchill Way, Cardiff, United Kingdom.
2.This certificate applies to the technical report titled “Technical Report – Updated Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco” with an Effective Date of September 9, 2026 (the “Technical Report”).
3.I graduated with a B.Sc. Honours degree in Geology from the University of Manitoba in 1999. I have worked as a geologist for a total of 26 years since my graduation from university. I am a Professional Geoscientist (P.Geo.) registered with the Association of Professional Engineers and Geoscientists of Saskatchewan (Membership Number 12720). My relevant experience includes:
a.Employment at polymetallic and precious metal mining operations in the role of Mine Geologist at Myra Falls from May 1999 to February 2002 and Project Geologist at Olympic Dam from July 2007 to May 2009.
b.Employment as consultant (Mining Geology) with SRK Consulting July 2011 to present including numerous commissions preparing Mineral Resource estimates and technical reports on polymetallic and precious metal projects.
4.I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.
5.I made a personal inspection of the Boumadine project between April 23 and 28, 2026.
6.I am responsible for Sections 3.1, 4-12, 14, 23 and am a co-author of Sections 1, 14, 25, 26, 27 of the Technical Report.
7.I am independent of Aya Gold & Silver Inc., as independence described in section 1.5 of NI 43-101.
8.I have not had prior involvement with the property that is the subject of the Technical Report.
9.I have read NI 43-101 and Form 43-101F1 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.
10.As of the aforementioned Effective Date, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 20 Day of October, 2026.

"Signed "	"Sealed"
Guy Dishaw, P.Geo. Principal Consultant (Mining Geology)

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